Life Insurance Company	John Hancock Place Boston, Massachusetts 02117

PARTICIPANT	John Hancock	SUM INSURED AT ISSUE $100,000

CERTIFICATE NUMBER	9-000001	DATE OF ISSUE MAY 1, 1994

DEATH BENEFIT	OPTION 1: Level Death Benefit (See Section 4)

PLAN	MEDALLION - FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

VARIABLE LIFE INSURANCE

The John Hancock Life Insurance Company (“the Company”) agrees, subject to the conditions and provisions of this certificate, to pay the Death Benefit to the Beneficiary upon the death of the Participant if such death occurs while this certificate is in full force, and to provide the other benefits, rights, and privileges of this certificate. The Death Benefit (see Section 4) will be payable, subject to the “Deferral of Determinations and Payments” provision, on receipt at the Home Office of the Company of due proof of the Participant’s death.

The amount or duration of the death benefit may be variable or fixed under specified conditions and may increase or decrease.

This certificate, which includes any Riders which are a part of this certificate on delivery, is issued in consideration of the application and payment of the Minimum Initial Premium.

The Specifications and the conditions and provisions on this and the following pages are part of this certificate.

Signed for the Company at Boston, Massachusetts:

President	Secretary

Variable Life Insurance certificate

Flexible Premiums

Death Benefit payable at death of Participant

Eligible for dividends

Benefits, premiums, and the certificate class are shown in the Specifications of this certificate.

To the extent any benefit, payment, or value under this certificate (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this certificate may provide a 5 Year Guaranteed Death Benefit Feature while this certificate is in full force during the first 5 years after the Date of Issue, provided premiums are paid and other conditions are met as described in Sections 6 and 7.

Right to Cancel—The Participant may surrender this certificate by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Participant of this certificate, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, this certificate shall be deemed void from the beginning. Any premium paid on this certificate will be refunded within 10 days after timely receipt from the Participant of appropriate written notice (including the surrendered certificate, if it has been delivered) exercising the rights described above.

94-98CNY	M0197

	Certificate Provisions		Alphabetical Guide

Section		Section
1.	Specifications	9.	Account Value
2.	Table Of Rates	15.	Allocation To Subaccounts
3.	Definitions	17.	Annual Report To Participant
4.	Death Benefit	24.	Assignment
5.	Payments	13.	Basis of Computations
6.	5 Year Guaranteed Death Benefit Feature	10.	Charges
7.	5 Year Guaranteed Death Benefit Funding Requirement	23.	Claims Of Creditors
8.	Grace Period	28.	The Contract
9.	Account Value	4.	Death Benefit
10.	Charges	22.	Deferral Of Determinations And Payments
11.	Loans	3.	Definitions
12.	Surrenders and Withdrawals	30.	Dividend Provision
13.	Basis of Computations	6.	5 Year Guaranteed Death Benefit Feature
14.	Separate Account and Fixed Account	7.	5 Year Guaranteed Death Benefit Funding Requirement
15.	Allocation To Subaccounts	8.	Grace Period
16.	Investment Policy Change	25.	Incontestability
17.	Annual Report To Participant	20.	Interest On Proceeds
18.	Reinstatement and Continuation of Coverage	16.	Investment Policy Change
19.	Participant and Beneficiary	11.	Loans
20.	Interest On Proceeds	26.	Misstatement Of Age Or Sex
21.	Transfer of Assets to Fixed Account	19.	Participant And Beneficiary
22.	Deferral Of Determinations And Payments	5.	Payments
23.	Claims Of Creditors	18.	Reinstatement and Continuation of Coverage
24.	Assignment	14.	Separate Account And Fixed Account
25.	Incontestability	29.	Settlement Provisions
26.	Misstatement Of Age Or Sex	1.	Specifications
27.	Suicide	27.	Suicide
28.	The Contract	12.	Surrenders And Withdrawals
29.	Settlement Provisions	2.	Table Of Rates
30.	Dividend Provision	21.	Transfer of Assets to Fixed Account

2

1. SPECIFICATIONS

Participant	John Hancock	Plan: Medallion - Flexible Premium Variable Life
Issue Age*	35	Certificate Number 9-000001
Certificate Class	Standard Non Smoker	Date of Issue* May 1, 1994
Sum Insured at Issue: $100,000
Maturity Date	July 1, 2060

Death Benefit:	Option 1: Level Death Benefit (see Section 4)

5 Year Guaranteed Death Benefit Feature:	☒ Available ☐ Not Available

Fixed Account Guaranteed Minimum Interest Rate 4%*****

The Participant and the Beneficiary are as designated in the Application, subject to Section 19.

Premiums

	ANNUAL PREMIUMS
Target Premium	$760.00
Riders**
$100,000 Yearly Renewable Term Target Rider	$206.00	***
Planned Premium****	$300.00

*	For any Riders elected, the Date of Issue and the Issue Age of each Rider is the Date of Issue and the Issue Age of this certificate unless otherwise specified.
**	For Description of Rider Benefits, see page 3C of this certificate.
***	Annual Premium subject to change.
****	Your Planned Premium schedule reflects a lump sum payment of $20,000 dollars at issue and $300.00 dollars annually. If such lump sum is not received within 30 days from the Date of Issue then the Planned Premium will become set equal to the Target Premium. There is no correlation between Planned Premium and the Maturity Date, due to changes in such factors as investment experience, cost of insurance charges, changes in expense factors, reallocations among subaccounts, partial withdrawals, and changes in death benefit options.
******	With respect to the Fixed Account, additional interest is not guaranteed and we reserve the right to change the amount of interest credited to the Fixed Account and the amount of Cost of Insurance or other expense charges deducted under this certificate which may require more premium to be paid than was illustrated or the cash values may be less than those illustrated. If you have elected 100% Fixed Account, the guaranteed minimum interest rate for the Fixed Account is used to determine the guaranteed certificate values. Interest credited on each loan is at least equal to the loan interest rate less 1%. See Section 11 for further information.

3	M0397

1. SPECIFICATIONS, continued

A. Current Certificate Charges*

Current Deductions from Premium Payments
State Premium Tax Charge	2.35% of Premium
Federal DAC Tax Charge	1.25% of Premium
Premium Charge**	4.0% of Target Premium and Rider Premium, if any

Current Deductions from Account Value
Issue Charge	$20.00 per month (will only be charged for 12 months.)
Maintenance Charge	$6.00 per month for all Certificate Years

*	We reserve the right to change the amount or percentage of any of these charges, but no charge will exceed the amount or percentage shown in the Table of Maximum Certificate Charges on page 3B.
**	A Premium Charge currently applies only in the first ten years; however, we reserve the right to apply this charge in any year after the first 10 years.

3A	M03A97

1. SPECIFICATIONS, continued

B. Maximum Certificate Charges

Maximum Deductions from Premium Payments
State Premium Tax Charge	2.35% of Premium
Federal DAC Tax Charge	1.25% of Premium
Premium Charge	4% of Target Premium and Rider Premium, if any, for all Certificate Years

Maximum Deductions from Account Value
Issue Charge	$20.00 per month (will only be charged for 12 months.)
Maintenance Charge	$8.00 per month for all Certificate Years

3B	M03B97

1. SPECIFICATIONS, continued

Participant	John Hancock	Plan	Medallion - Flexible Premium Variable Life
Participant’s Spouse	(n/a)

Last Rider Exchange Date:	July 1, 2030	Certificate Number	9-000001

Rider Class :	Standard Nonsmoker	Rider Date of Issue	May 1, 1994

Rider Information

Type*	Description	Amount
Yearly Renewable Term Target Benefit	Variable benefit on life of Participant to end of Term Period, May 15, 1995	$100,000; based upon a targeted amount of insurance

*	Yearly Renewable Term Riders may be renewed as provided in “Renewal of Rider” provision in the Rider. See Section 2 for schedule of Maximum Renewal Premium Factors.

3C	M03C97

2. TABLE OF RATES

A. Rate Table

Age	Maximum monthly rates per $1,000 of Amount at Risk	Corridor Factors
35	0.141	4.2907
36	0.148	4.1482
37	0.157	4.0105
38	0.167	3.8777
39	0.179	3.7496
40	0.191	3.6262
41	0.206	3.5073
42	0.221	3.3929
43	0.239	3.2827
44	0.256	3.1767
45	0.277	3.0745
46	0.300	2.9762
47	0.324	2.8817
48	0.350	2.7907
49	0.379	2.7031
50	0.410	2.6189
51	0.447	2.5378
52	0.490	2.4599
53	0.537	2.3851
54	0.593	2.3134
55	0.654	2.2448
56	0.722	2.1791
57	0.794	2.1162
58	0.873	2.0560
59	0.961	1.9983
60	1.059	1.9431
61	1.169	1.8903
62	1.294	1.8398
63	1.437	1.7916
64	1.599	1.7457
65	1.778	1.7020
66	1.971	1.6605
67	2.181	1.6211
68	2.407	1.5835
69	2.653	1.5477
70	2.933	1.5136
71	3.302	1.4811
72	3.618	1.4507
73	4.042	1.4216
74	4.521	1.3943

*	On a certificate anniversary, “age” means the age of the Participant at his or her birthday nearest that date. That “age” will apply until the next anniversary.
**	Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables.

4	M0497

2. TABLE OF RATES, continued

A. Rate Table (continued)

Age	Maximum monthly rates per $1,000 of Amount at Risk	Corridor Factors
75	5.037	1.3688
76	5.590	1.3449
77	6.175	1.3225
78	6.787	1.3014
79	7.440	1.2815
80	8.162	1.2626
81	8.973	1.2447
82	9.898	1.2277
83	10.952	1.2118
84	12.118	1.1971
85	13.375	1.1835
86	14.699	1.1709
87	16.081	1.1593
88	17.497	1.1484
89	18.966	1.1381
90	20.512	1.1282
91	22.165	1.1183
92	23.987	1.1084
93	26.066	1.0980
94	28.784	1.0869
95	32.818	1.0748
96	39.643	1.0616
97	53.066	1.0476
98	85.527	1.0334
99	165.340	1.0198

*	On a certificate anniversary, “age” means the age of the Participant at his or her birthday nearest that date. That “age” will apply until the next anniversary.
**	Maximum Monthly Rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables.

4A	M04A97

2. TABLE OF RATES, continued

B. Yearly Renewable Term Table of Maximum Values

Yearly Renewable Term Benefit

Certificate Number: 9-000001	Issue Age: 35

Yearly Renewable Term Insurance Factors per 1,000 of Term Insurance

Age	Premium Factor*	Disability Factor
35	2.34	0.16
36	2.45	0.17
37	2.59	0.18
38	2.74	0.19
39	2.93	0.21
40	3.13	0.25
41	3.36	0.27
42	3.60	0.29
43	3.88	0.35
44	4.16	0.37
45	4.48	0.45
46	4.92	0.49
47	5.41	0.54
48	5.90	0.65
49	6.44	0.77
50	7.00	0.91
51	7.65	1.07
52	8.36	1.34
53	9.12	1.64
54	9.99	2.10
55	10.93	2.62
56	11.95	3.23
57	13.02	3.65
58	14.17	3.97
59	15.44	4.17
60	16.82	2.02
61	18.35	2.02
62	20.06	1.81
63	21.99	1.54
64	24.15	0.72
65	26.51
66	29.04
67	31.77
68	35.17
69	39.12
70	43.49

Your Premium for each year equals the amount of Term Insurance divided by 1,000, multiplied by the sum of the Premium Factor plus the Disability Factor, if applicable.

*	Includes the Premium Factor for this Rider and any Rating Premium Factors, if applicable.

4B

3. DEFINITIONS

The term “Account Value” is as defined in Section 9.

The term “Age” means on any given date, the age of the person in question at his or her birthday nearest that date.

The term “Annual Processing Date” means every 12th Processing Date starting with the Processing Date next after the Date of Issue.

The term “Certificate Year” means (a) or (b) below whichever is applicable:

(a)	The first Certificate Year is the period beginning on the Date of Issue and ending on the Valuation Date immediately preceding the first Annual Processing Date;

(b)	Each subsequent Certificate Year is the period beginning on an Annual Processing Date and ending on the Valuation Date immediately preceding the next Annual Processing Date.

The term “Cumulative Premium Balance” means the amount equal to the sum of all Premiums paid less the sum of all withdrawals as described in Section 12.

The term “Fixed Account” means an account established by us which accumulates at rates which we will determine and declare from time to time. The assets of a Fixed Account are invested in a segment of our General Account.

The term “Fund” means a series type mutual fund registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

The term “in full force” means that this certificate has not lapsed in accordance with Section 8.

The term “indebtedness” means the unpaid balance of a loan. As provided in Section 11, the loan amount includes accrued interest.

The term “Maturity Date” refers to the certificate anniversary on or immediately following the date the Participant reaches age 100.

The term “Minimum Initial Premium” means one-quarter of the sum of the Target Premium plus the Rider Premium as shown on page 3. However, if a Monthly Premiumatic or Monthly Employee Consultation billing mode is selected on the application, the “Minimum Initial Premium” shall be equal to one-twelfth of the sum of the Target Premium plus the Rider Premium.

The term “Modal Processing Date” means the first Processing Date of each premium billing interval.

The term “Net Premium” is as defined in Section 5.

The term “Payment” means, unless otherwise stated, payment at our Home Office in Boston, Massachusetts.

The term “Planned Premium” means the amount that the Participant intends to pay, as indicated on the application.

The term “Portfolio” means each division of a Fund which has a specific investment objective.

The term “Premium” is as defined in Section 5.

The term “Processing Date” means the first day of a certificate month which immediately follows a Valuation Date. The Date of Issue is not a Processing Date.

The term “Separate Account”, unmodified, means a separate investment account, established by us pursuant to applicable law, in which you are eligible to invest under this certificate.

The term “Subaccount” means a Variable Account or a Fixed Account.

The term “Target Premium” means the amount shown on Page 3.

The term “Valuation Date” means any date on which we are open for business, the New York Stock Exchange is open for trading, and on which the Fund values its shares.

The term “Valuation Period” means the period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

The term “Variable Account” means each division of a Separate Account which has a specific investment objective. The assets of each Variable Account are invested solely in shares of the corresponding Portfolio of a Fund.

The terms “we”, “us”, and “our” refer only to the Company.

The term “written notice” means, unless otherwise stated, a written notice filed at our Home Office in Boston, Massachusetts.

The terms “you” and “your” refer only to the Participant of this certificate.

5	M0597

4. DEATH BENEFIT

The Death Benefit is payable when the Participant dies while this certificate is in full force. The Death Benefit will equal the death benefit of this certificate minus any indebtedness on the date of death. If the Participant dies during a Grace Period as described in Section 8B, we will also deduct the amount of any unpaid charges as defined in Section 10.

The death benefit of this certificate depends on which of the following options is selected at the time this certificate is issued. The determination of the death benefit under each of these options will be affected by withdrawals as described in Section 12:

Option 1: Level Death Benefit: The death benefit of this certificate is the greater of: (i) the Sum Insured; and (ii) the Account Value on the date of death times the applicable Corridor Factor shown in Section 2.

Option 2: Variable Death Benefit: The death benefit of this certificate is the greater of: (i) the Sum Insured plus the Account Value on the Date of Death; and (ii) the Account Value on the Date of Death times the applicable Corridor Factor shown in Section 2.

You may change between death benefit options 1 and 2. Evidence of insurability will be required when changing from death benefit option 1 to death benefit option 2.

5. PAYMENTS

Payments under this certificate shall be made only to us at our Home Office. A premium reminder notice for Planned Premiums, as shown in the application for this certificate, will be sent to you at the beginning of each payment interval.

When we receive a payment, we first deduct any amount specified as payment of accrued interest on loans then due under Section 11 and any amount specified as loan repayment. The remainder will constitute Premium. We then deduct the State Premium Tax Charge, the Federal DAC Tax Charge, and the Premium Charge. The remainder will constitute Net Premium.

If coverage under this certificate takes effect in accordance with the provisions of the application, the following will apply:

(a)	All amounts received prior to the Date of Issue will be processed as if received on the date preceding the Date of Issue.

(b)	If a payment equal to the Minimum Initial Premium is not received prior to the Date of Issue, a portion of each payment subsequently received will be processed as if received on the date preceding the Date of Issue. Each such portion will be equal to the (i) Minimum Initial Premium minus (ii) all payments previously received. The remainder, if any, of each such payment will be processed as of the date of receipt.

Except as provided above, all payments will be processed as of the date of receipt.

Subject to our maximum limits, you may pay Premiums in excess of the Target Premium or the Planned Premium while this certificate is in full force. At our option, we may either (i) refuse any premium that causes the death benefit of this certificate to increase under section 7702 of the IRS code or any successor provision, or (ii) require evidence of insurability for such premium.

6. 5 YEAR GUARANTEED DEATH BENEFIT FEATURE

Payment of the Death Benefit upon the death of the Participant as described in Section 4 will be guaranteed for a maximum period of 60 months from the Date of Issue shown on page 3, provided that:

(a)	this Feature is available, as indicated on page 3; and

(b)	the funding requirements described in Section 7 continue to be met; and

(c)	this certificate is in full force.

This Feature is not available if page 3 of this certificate indicates a certificate class letter rating of A through K, or a Rating Premium, or both.

6

7. 5 YEAR GUARANTEED DEATH BENEFIT FUNDING REQUIREMENT

If the 5 Year Guaranteed Death Benefit Feature described in Section 6 is in effect at the Date of Issue, it will only continue to be available if, at all times during the 60 month period starting with the Date of Issue, the Cumulative Premium Balance equals or exceeds the 5 Year Guaranteed Death Benefit Premium Target (“the GDB Premium Target”) described below.

The annual 5 Year Guaranteed Death Benefit Premium (“the GDB Premium”) shall at Date of Issue equal the sum of the Target Premium plus the Rider Premium which amounts are shown on page 3 of this certificate. Thereafter, the GDB Premium shall be revised on any Annual Processing Date on which this certificate is amended. Such revised GDB Premium shall equal the Target Premium plus the Rider Premium which amounts shall be shown on the new page 3 of the certificate then in effect.

The 5 Year Guaranteed Death Benefit Modal Premium (“the GDB Modal Premium”) on each Modal Processing Date shall equal the GDB Premium then in effect divided by 12 multiplied by the number of months in the billing interval then in effect.

On each Modal Processing Date we will determine the GDB Premium Target by determining the sum of (a) plus (b) where:

(a)	equals the GDB Modal Premium then in effect; and

(b)	equals the amount of the GDB Modal Premium in effect at Date of Issue plus the sum of all GDB Modal Premiums for all prior Modal Processing Dates combined.

If there are Section 10 charges during the period that the 5 Year Guaranteed Death Benefit feature is in effect which remain unpaid, these charges will not be forgiven. Any Net Premium amounts received during this period will first be applied to any outstanding Section 10 charges which are in arrears. Any such charges which remain unpaid at the end of such period will become immediately due and payable, and the provisions of Section 8B will apply.

8. GRACE PERIOD

A. If the 5 Year Guaranteed Death Benefit Feature is in effect:

On each Modal Processing Date, we will compare the Cumulative Premium Balance at the end of the immediately preceding Valuation Date to the GDB Premium Target as of that Valuation Date. If, on any such Modal Processing Date, the Cumulative Premium Balance is less than the GDB Premium Target, which is then applicable, then the 5 Year Guaranteed Death Benefit Feature will be deemed to be in default as of such Processing Date.

The amount by which the GDB Premium Target exceeds the Cumulative Premium Balance is the “GDB Shortfall.” In order to keep the 5 Year Guaranteed Death Benefit Feature in effect, a GDB Shortfall must be paid within a period which ends on the second Processing Date after the date of default, which period shall be referred to as “the GDB Grace Period”. We will send notice to your last known address at least 31 days before the end of the GDB Grace Period specifying the minimum payment that you must make in order to keep the 5 Year Guaranteed Death Benefit Feature in effect.

If a payment at least equal to the GDB Shortfall is received before the end of the GDB Grace Period, the 5 Year Guaranteed Death Benefit Feature will remain in effect under this certificate, subject to the requirements described in Sections 6 and 7. Any payment will be processed as of the date of receipt.

If a payment at least equal to the GDB Shortfall is not received by the end of the GDB Grace Period, the 5 Year Guaranteed Death Benefit Feature will be permanently discontinued, with no possibility for restoration. If such Feature is discontinued, then on the Processing Date on which the GDB Grace Period ends and on each Processing Date thereafter, the provisions of Subsection B of this Section 8 will become applicable.

B. If the 5 Year Guaranteed Death Benefit Feature is not in effect:

If, on any Processing Date, the Surrender Value at the end of the immediately preceding Valuation Date is less than the total of all Section 10 charges for that Processing Date, this certificate will be deemed to be in default as of such Processing Date. We will send a notice to your last known address specifying the minimum amount you must pay to cure the default (the “Default Payment”).

7	M0797

The Default Payment will be equal to a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and Premium Charge) equals: (i) any and all Section 10 charges unpaid prior to the date of default plus (ii) the total of all Section 10 charges for the date of default and the next two Processing Dates, where the charges for each of the next two Processing Dates are assumed to be equal to such charges on the date of default.

Any amount in default may be paid within a Grace Period of 61 days after the date of default. We will send notice to your last known address at least 31 days before the end of the Grace Period specifying the minimum payment that you must make to continue this certificate in force beyond the end of the Grace Period.

If a payment at least equal to the Default Payment is received before the end of the Grace Period, this certificate will then no longer be in default. Any payment received will be processed as of the date of receipt. When payment is received, any Section 10 charges which are past due and unpaid will be deducted from the Account Value.

If a payment at least equal to the Default Payment is not received by the end of the Grace Period, then this certificate will lapse and will not be in full force. Upon lapse, the remaining Surrender Value, if any, will be paid to the Participant.

No Rider provisions will be in effect after this certificate ceases to be in full force.

9. ACCOUNT VALUE

The Account Value as of the end of any Valuation Period is derived as follows:

(a)	We will determine the value of each Subaccount as of the end of the Valuation Period in accordance with Section 14.

(b)	We will then determine the share of this certificate in each Subaccount and the total value of such shares.

(c)	We will then add any amount of Loan Assets, as defined in Section 11.

(d)	We will then add any Net Premium received during the Valuation Period to the value derived in (c) above.

10. CHARGES

On the Date of Issue and on every Processing Date, we will deduct, in order, each of the charges (a) through (e) from the Account Value at the end of the immediately preceding Valuation Period, where:

(a)	is the Maintenance Charge;

(b)	is the sum of the charges for Riders which are part of this certificate, if applicable;

(c)	is the sum of all charges for ratings, if applicable;

(d)	is the Issue Charge, if any; and

(e)	is the Cost of Insurance.

The Cost of Insurance on the Date of Issue or on any Processing Date is an amount equal to the applicable Applied Monthly Rate multiplied by the Net Amount at Risk on the Date of Issue or such Processing Date. Each Cost of Insurance charge is deducted in advance of the insurance coverage to which it applies.

Net Amount At Risk

The Net Amount at Risk is the amount determined by subtracting (a) from the greater of (b) or (c) where:

(a)	is the Account Value at the end of the immediately preceding Valuation Period less all charges due on the Date of Issue or Processing Date;

(b)	(i) is the Sum Insured divided by 1.0032737 for death benefit options 1; or

(ii) is the Sum Insured divided by 1.0032737 plus the Account Value for death benefit option 2; and

(c)	is the amount defined in (a) multiplied by the applicable Corridor Factor as shown in Section 2.

8

The Applied Monthly Rates are the actual rates used to calculate the Cost of Insurance. We will determine the Applied Monthly Rates to be used for this certificate. They will not exceed the Maximum Monthly Rates shown in the applicable Table of Rates in Section 2. The Applied Monthly Rates will be based on our expectations of future mortality experience. They will be reviewed at least once every 5 Certificate Years. Any change in Applied Monthly Rates will be made on a uniform basis for participants of the same sex, Issue Age, and premium class, including smoker status, and whose certificates have been in force for the same length of time. Beginning on the first processing date of the tenth Certificate Year we will make a credit to the Account Value on a monthly basis. This credit will be reflected as a monthly reduction to the Cost of Insurance, as described below.

The amount of the reduction will depend upon the length of time this certificate has been in force. Beginning on the first Processing Date in the tenth Certificate Year, the monthly Cost of Insurance charge will be reduced by an amount equal to a percentage of the Account Value on the Processing Date in question. For each Processing Date during the tenth Certificate Year, such percentage would be that which would yield an annual effective rate of .20%. The annual effective rate for each subsequent Certificate Year up to and including the thirtieth Certificate Year will increase by ..01 percent per year. For each Certificate Year after the thirtieth Certificate Year, the annual effective rate will be .40%.

11. LOANS

You may borrow money from us on receipt at our Home Office of a completed form satisfactory to us assigning this certificate as the only security for the loan.

Loans may be made after the first Certificate Year if a Loan Value is available. Each loan must be for at least $300. We may defer loans as provided by law or as provided in Section 22. Loans may not be made if this certificate is in a Grace Period.

The Loan Value while this certificate is in full force will be an amount equal to (i) 75% during the second and third Certificate Years and 90% thereafter of the Variable Account portion, if any, of the Account Value, plus (ii) 100% of the Fixed Account portion, if any, of the Account Value.

Values will be determined, subject to the “Deferral of Determinations and Payments” provision, at the end of the Valuation Period in which the date of receipt of the loan application at our Home Office occurs.

Loan interest at a rate described in the “Variable Loan Interest Rate” provision and will accrue daily and will be payable on each Annual Processing Date and on the date the loan is settled. Accrued interest will be added to the loan daily and will bear interest from that date at the same rate.

A loan may be repaid in full or in part at any time before the Participant’s death, and while this certificate is in full force.

When excess indebtedness occurs, this certificate will terminate at the end of the Valuation Period in which the 31st day after the Notice Date occurs if such excess has not been repaid by that date. “Excess indebtedness” is the amount by which indebtedness exceeds the Account Value. “Notice Date” is the date on which notice of excess indebtedness is mailed to you and any assignee of record with us at the address last known to us.

When a loan is made, the amount of the loan will be transferred to Loan Assets. The amount of the loan transferred will be removed from the Subaccounts in proportion to your certificate investment in each Subaccount on the date such loan is made. Upon loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the current Subaccount Investment Option.

Loan Assets are the total of all loans advanced plus interest credited on each loan amount from the date of the loan at a rate at least equal to (i) the loan interest rate less 1% for Certificate Years 1-20 and (ii) the loan interest rate less .5% for all other Certificate Years.

9	M0997

Variable Loan Interest Rate

We will annually determine in the month preceding the certificate anniversary the loan interest rate for this certificate. Determination will be made in the calendar month immediately preceding the calendar month in which the certificate anniversary occurs. This Rate will apply to all indebtedness outstanding during the Certificate Year next following the date of determination. The rate will not exceed the higher of (a) the “Published Monthly Average” for the calendar month which is two months before the month in which the date of determination occurs; and (b) 5%.

The “Published Monthly Average” means Moody’s Corporate Bond Yield Average—Monthly Average Corporates as published by Moody’s Investors Service, Inc. or any successor thereto. If the “Published Monthly Average” is no longer published, we reserve the right to select as a substitute substantially similar average, established by regulation issued by the Superintendent.

When a new rate is determined: (a) we may increase the previous rate if the increase would be at least 1/2%; and (b) we must reduce the previous rate if the decrease would be at least 1/2%. We will: (a) notify you of the initial loan interest rate at the time a loan is made; and (b) give at least 30 days advance notice of any increase in the loan interest rate if there is outstanding indebtedness on the certificate.

12. SURRENDERS AND WITHDRAWALS

We will determine and pay the Surrender Value of this certificate if the Participant is then alive, subject to Section 22, and this certificate will terminate, as of the end of the Valuation Period in which we receive at our Home Office (i) written notice requesting surrender of this certificate, and (ii) the surrendered certificate.

While this certificate is in full force, the Surrender Value will be an amount equal to the Account Value less any indebtedness.

When this certificate ceases to be in full force under Section 8B, we will return the Surrender Value, if any, to you.

You may request a withdrawal of part of the Surrender Value in accordance with our rules then in effect. The amount of the withdrawal will be removed from the Subaccounts in proportion to your certificate investment in each Subaccount on the date such withdrawal is made. For each withdrawal, we reserve the right to make a charge to the Account Value of an amount not to exceed $25. Each withdrawal must be at least $1,000. An amount equal to all withdrawals will be subtracted from the Cumulative Premium Balance and will also be subtracted from your Account Value. Further, your death benefit will be affected depending on the Death Benefit Option then in effect.

With respect to determining the death benefit under Death Benefit Option 1 (Level Death Benefit), an amount equal to any withdrawals will be deducted from the Account Value until the Account Value multiplied by the appropriate Corridor Factor becomes equal to the Sum Insured. After that point is reached, both the Sum Insured and the Account Value will each be reduced by an amount equal to any remaining withdrawal amounts. Your Death Benefit will continue to be determined in accordance with Section 4.

With respect to determining the death benefit under Death Benefit Option 2 (Variable Death Benefit), an amount equal to any withdrawals will be deducted from the Account Value. Withdrawals will not affect the Sum Insured. Your Death Benefit will continue to be determined in accordance with Section 4.

13. BASIS OF COMPUTATIONS

Minimum surrender values, reserves and net single premiums referred to in this certificate, if any, are computed on the basis of the Commissioners 1980 Standard Ordinary Smoker and Nonsmoker Mortality Tables with percentage ratings, if applicable, and based on the underwriting class and smoking status of the Participant on the Date of Issue. The computations are made using interest at the rate of 4% a year and using continuous functions.

10

The Account Value while this certificate is in full force is computed as described in Section 9. A detailed statement of the method of computation of values has been filed with insurance supervisory officials of the jurisdiction in which this certificate has been delivered or issued for delivery. The values are not less than the minimum values under the law of that jurisdiction.

Any values, reserves and premiums applicable to any provision for an additional benefit shall be specified in the provision and have no effect in determining the values available under the provisions of this Section 13.

14. SEPARATE ACCOUNT AND FIXED ACCOUNT

We will allocate Net Premiums, other credits, and charges to the Variable Accounts and the Fixed Account in accordance with Section 15. We will allocate a proportional share of the investment results of the Variable Accounts to your certificate. We will make a Valuation Period Mortality and Expense Risk Charge at a rate equivalent to .60% of the Variable Account assets. We reserve the right to increase this rate at any time; however, it shall never exceed .90% of the Variable Account assets. We also reserve the right to make a charge for any applicable income taxes.

The assets of the Variable Accounts will be invested in shares of corresponding Portfolios of a Fund. The Portfolios will be valued at the end of each Valuation Period at a fair value in accordance with applicable law. We will deduct liabilities attributable to a Variable Account when determining the value of a Variable Account. The Variable Accounts available on the Date of Issue of this certificate are shown in the Prospectus for this certificate, along with any investment management fees associated with the corresponding Portfolios.

The assets of the Separate Account are the property of the Company. They shall be available to cover liabilities of our general account only to the extent that the assets of the Separate Account exceed the liabilities of the Separate Account arising under the variable life insurance certificates supported by the Separate Account.

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of the participants of certificates such as this or would be appropriate in carrying out the purposes of such certificates. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

Examples of the changes we may make include the following:

(a)	To operate a Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law.

(b)	To take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940.

(c)	To transfer any assets in a Variable Account to another Variable Account; or to add, combine or remove Subaccounts.

(d)	To substitute, for the investment company stock held in any Portfolio, another class of stock of the investment company or the stock of another investment company or any other investment permitted by law.

(e)	To make any other necessary technical changes in this certificate in order to conform with any action this provision permits us to take.

If any of these changes results in a material change in the underlying investments of Variable Accounts to which the reserves for this certificate are allocated, we will notify you of such change. You may then make a new election under the Subaccount Investment Option and the Variable Account Transfer Provision.

15. ALLOCATION TO SUBACCOUNTS

We shall allocate Net Premiums and other credits among the Subaccounts in accordance with the Subaccount Investment Option then in effect. You may elect to change the Subaccount Investment Option at any time provided this certificate is not in a Grace Period as described in Section 8B. A change will be effective at the end of the Valuation Period in which we receive notice satisfactory to us. We reserve the right to impose a limit on the number of such changes to 12 per year. The percentage that may be allocated to any Subaccount must be a whole number and the maximum number of Subaccounts in which assets may be held will be no less than 5. We will allocate any charges under Section 10 among the applicable Subaccounts in proportion to the value of your certificate investment in each Subaccount on the date of the charge.

11	M1197

Variable Account Transfer Provision

You may elect to transfer assets held in the Variable Accounts at no charge. We reserve the right to impose a limit on the number of such transfers to 12 per year. A transfer will be effective at the end of the Valuation Period in which we receive notice satisfactory to us.

Fixed Account Transfer Provision

Subject to the limitations below, you may elect by written notice satisfactory to us to transfer without charge part or all of the assets in a Fixed Account, in the manner described below. Except as provided in Section 16, such a transfer will be permitted only during the period beginning 60 days before each certificate anniversary and ending 30 days after such anniversary, and only once during such period. If notice is received on or before the anniversary, the transfer will be effective at the end of the Valuation Period during which the anniversary falls. If the notice is received after the anniversary, the transfer will be effective at the end of the Valuation Period in which we receive the written notice. The maximum transfer amount is 25% of the value of the Fixed Account Assets as of the effective date of the transfer, or $500, if greater. We may defer the transfer for up to 6 months after the date your election would have been effective.

16. INVESTMENT POLICY CHANGE

The investment policy of the Portfolios shall not be materially changed unless a statement of the change is filed with, and not disapproved by, the Insurance Commissioner of Massachusetts. In the event of such a change in investment policy, and while this certificate is in full force you may elect a transfer in accordance with Section 15 within 60 days after (i) the effective date of the material change or (ii) the receipt of a notice of the available options, whichever is later. No charge will be made for any such transfer (regardless of the number of transfers previously made), which will be effective as of the end of the Valuation Period in which we receive the notice. Any statement of material change filed with the Insurance Commissioner of Massachusetts will be filed with the insurance supervisory officials of the jurisdiction in which this certificate is delivered or issued for delivery.

17. ANNUAL REPORT TO PARTICIPANT

While this certificate is in full force, we will furnish annually to you a statement which shows:

(a)	The Death Benefit and Account Value as of the date of the report;

(b)	Payments received and charges made since the last report;

(c)	Withdrawals since the last report; and

(d)	Loan information.

We will furnish other reports if required by law or regulation.

18. REINSTATEMENT AND CONTINUATION OF COVERAGE

If this certificate lapses under Section 8B, it may be reinstated within 1 year after the beginning of the Grace Period.

The date of reinstatement is the date as of which all of the following 4 requirements have been satisfied:

(l)	We have received a written application for reinstatement.

(2)	We have received evidence of insurability satisfactory to us.

(3)	We have received a payment which, after deduction of all Section 5 charges (i.e., State Premium Tax Charge, Federal DAC Tax Charge, and Premium Charge) is at least equal to the sum of (i) all unpaid charges described in Section 10, plus interest on each such charge from the date due to and including the date of reinstatement at an annual effective rate of 6%, plus (ii) the total of all Section 10 charges for the three Processing Dates next following the date of reinstatement, where the charges for each of the next three Processing Dates are assumed to be equal to such charges on the date of default.

(4)	We have approved the application for reinstatement and verified receipt of items (2) and (3) above.

On the date of reinstatement (i) the death benefit of this certificate will be the same as if no lapse had occurred and (ii) this certificate will have indebtedness equal to any indebtedness at the end of the day immediately preceding the date of reinstatement.

The Account Value on the date of reinstatement will be the amount specified in (3) above, (i) less the sum of all Section 10 charges that would have been made from the date of lapse to the date of reinstatement if this certificate had not lapsed, (ii) less interest on each such charge at an effective annual rate of 6% from the date such charge would have been due to the date of reinstatement.

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CONTINUATION OF COVERAGE

If the insurance provided by this certificate ceases due to (i) termination of membership in the group eligible for this coverage or (ii) termination of the master contract, you are eligible to continue coverage under this certificate, without evidence of insurability, by making premium payments directly to the Company at our Home Office.

19. PARTICIPANT AND BENEFICIARY

The Participant and the Beneficiary will be as shown in the application unless you change them or they are changed by the terms of this provision.

You shall have the sole and absolute power to exercise all rights and privileges without the consent of any other person unless you provide otherwise by written notice; but if a person other than the Participant applied for this certificate and you have not reached the age of majority, only the court-appointed guardian of your estate may exercise your rights.

If the Participant dies and has no surviving Beneficiary, you will be the Beneficiary, but if you were the Participant, your estate will be Beneficiary.

While the Participant is alive, you may change the Beneficiary by written notice. No change or revocation will take effect unless we acknowledge receipt on the notice. If such acknowledgment occurs, then a change of Beneficiary will take effect on the date the notice is signed. A change or revocation will take effect whether or not the Participant is alive on the date we acknowledge receipt. A change or revocation will be subject to the rights of any assignee of record with us and subject to any payment made or other action taken by us before we acknowledge receipt.

20. INTEREST ON PROCEEDS

We will pay interest on proceeds paid in one sum in the event of the Participant’s death from the date of death to the date of payment. The rate will be the same as declared for Option 1 in Section 29, Settlement Provisions.

21. TRANSFER OF ASSETS TO FIXED ACCOUNT

At any time you may elect to transfer all assets held in the Variable Account to the Fixed Account. No charge will be made for such transfer, regardless of the number of transfers previously made.

22. DEFERRAL OF DETERMINATIONS AND PAYMENTS

Payment of variable death benefits in excess of any minimum death benefits, cash values, loans, withdrawal value (except when used to pay premiums) or Surrender Value may be deferred:

(i)	for up to six months from the date of request, if such payments are based on certificate values which do not depend on the investment performance of the Separate Account; or

(ii)	otherwise, for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

13	M1397

23. CLAIMS OF CREDITORS

The proceeds and any income payments under this certificate will be exempt from the claims of creditors to the extent permitted by law. These proceeds and payments may not be assigned or withdrawn before becoming payable without our agreement.

24. ASSIGNMENT

Your interest in this certificate may be assigned without the consent of any revocable Beneficiary. Your interest, any interest of the Participant and of any revocable Beneficiary shall be subject to the terms of the assignment.

We will not be on notice of any assignment unless it is in writing, nor will we be on notice until a duplicate of the original assignment has been filed at our Home Office. We assume no responsibility for the validity or sufficiency of any assignment.

25. INCONTESTABILITY

This certificate, except any provision for a disability benefit, shall be incontestable after it has been in force during the lifetime of the Participant for 2 years from its Date of Issue, except for nonpayment of premium. However, if we require evidence of insurability with respect to any payment we are authorized to refuse under Section 5, any increase in the Death Benefit resulting from such payment shall be incontestable after such increase has been in force during the lifetime of the Participant for 2 years from the effective date of such increase.

26. MISSTATEMENT OF AGE OR SEX

If the age or sex of the Participant has been misstated, we will adjust the Sum Insured and every other benefit to that which would have been purchased at the correct age or sex by the most recent Cost of Insurance charge deducted under Section 10.

27. SUICIDE

If the Participant commits suicide within 2 years from the Date of Issue, this certificate will terminate on the date of such suicide and we will pay (in place of all other benefits, if any) an amount equal to the premiums paid less the amount of any indebtedness on the date of death and less any withdrawals under Section 12. If the Participant commits suicide after 2 years from the Date of Issue and within 2 years from the effective date of any increase in the Death Benefit resulting from any payment of Premium we are authorized to refuse under Section 5, the benefits payable under this certificate will not include the amount of such Death Benefit increase but will include the amount of such Premium.

28. THE CONTRACT

The written application for this certificate is attached at issue. The entire contract between the applicant and us consists of this certificate and such application. However, additional written applications for certificate changes or acceptance of excess payment under Section 5 may be submitted to us after issue and such additional applications may become part of this certificate. All statements made in any application shall be deemed representations and not warranties. We will use no statement made by or on behalf of the Participant to defend a claim under this certificate unless it is in a written application.

Certificate Years, certificate months, and certificate anniversaries are measured from the Date of Issue.

Any reference in this certificate to a date means a calendar day ending at midnight local time at our Home Office.

An exchange of this certificate for a new certificate on a different plan may be made by agreement between you and us in accordance with our published rules in effect at the Date of Issue.

Subject to the prior approval of the Superintendent, we reserve the right to make any changes necessary in order to keep this certificate in compliance with any changes in federal or state tax laws. Other changes in this certificate may be made by agreement between you and us. Only the President, Vice President, the Secretary, or an Assistant Secretary of the Company has authority to waive or agree to change in any respect any of the conditions or provisions of this certificate, or to make an agreement for us.

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29. SETTLEMENT PROVISIONS

Optional Methods of Settlement

In place of a single payment, an amount of $1,000 or more payable under this certificate as a benefit or as the Surrender Value, if any, may be left with us, under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the choice of any one of the options below, or any additional options we, in our sole discretion, may make available after issue. We shall at least annually declare the rate of interest or amount of payment for each option. Such declaration shall be effective until the date specified in the next declaration.

Option 1—Interest income at the declared rate but not less than 3.5% a year on proceeds held on deposit. The proceeds may be paid or withdrawn in whole or in part at any time as elected.

Option 2A—Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds plus interest is paid in full. We will credit interest on unpaid balances at the declared rate but not less than 3.5% a year.

Option 2B— Income for a Fixed Period with each payment as declared but not less than that shown in the Table for Option 2B.

Option 3— Life Income with Payments for a Guaranteed Period, with each payment as declared but not less than that shown in the Table for Option 3. If the Payee dies within that period, we will pay the present value of the remaining payments. In determining present value, we will use the same interest rate used to determine the payments for this option.

Option 4— Life Income without Refund at the death of the Payee of any part of the proceeds applied. The amount of each payment shall be as declared but not less than that shown in the Table for Option 4.

Option 5— Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made. The amount of each payment shall be as declared but not less than that shown in the Table for Option 5.

You may choose an option by written notice to us: (a) while the Participant is alive; and (b) before the proceeds become payable. If you have made no effective choice, the Payee may make one by written notice within: (a) 6 months after the death of the Participant; or (b) 2 months after the date on which the proceeds, if any, are payable in any case except death.

No choice of an option may provide for payments of less than $50.00. The first payment will be payable as of the date the proceeds are applied, except that under Option 1 it will be payable at the end of the first payment interval.

The Payee under an option shall be the Participant, if living, and otherwise the Beneficiary.

No option may be chosen without our consent if the proceeds are payable: (1) in any case, except death, before this certificate has been in force on the same plan for at least 5 years; or (2) in any case to an executor, administrator, trustee, corporation, partnership, association, or assignee.

A Payee may, by written notice, name and change a Contingent Payee to receive any final amount that would otherwise be payable to the Payee’s estate.

The mortality rates for Options 3, 4, and 5 are based on the 1983 Table a - Female.

15	M1597

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Table for Settlement Options 2B, 3, 4, and 5 - MALE

(Monthly payments for each $1,000 of proceeds applied)

Option 2B Income for a Fixed Period		Age of Payee at Birthday Nearest	Option 3 Life Income with Guaranteed Period		Option 4 Life Income	Option 5 Life Income
Period of Years	Payment	Date of First Payment	10 Years	20 Years	without Refund	with Cash Refund
1 2 3 4 5	84.46 42.86 28.99 22.06 17.91	40 41 42 43 44	3.53 3.57 3.62 3.66 3.77	3.50 3.54 3.58 3.62 3.66	3.54 3.58 3.63 3.68 3.73	3.46 3.50 3.54 3.58 3.62
6 7 8 9 10	15.14 13.16 11.68 10.53 9.61	45 46 47 48 49	3.76 3.82 3.87 3.93 3.99	3.71 3.75 3.80 3.85 3.90	3.78 3.83 3.89 3.95 4.02	3.66 3.71 3.75 3.80 3.85
11 12 13 14 15	8.86 8.24 7.71 7.26 6.87	50 51 52 53 54	4.05 4.12 4.19 4.26 4.34	3.95 4.01 4.06 4.12 4.18	4.08 4.15 4.22 4.30 4.38	3.91 3.96 4.02 4.08 4.15
16 17 18 19 20	6.53 6.23 5.96 5.73 5.51	55 56 57 58 59	4.42 4.50 4.59 4.69 4.79	4.24 4.31 4.37 4.44 4.50	4.47 4.56 4.66 4.76 4.87	4.21 4.28 4.36 4.44 4.52
21 22 23 24 25	5.32 5.15 4.99 4.84 4.71	60 61 62 63 64	4.89 5.00 5.12 5.24 5.37	4.57 4.64 4.71 4.77 4.84	4.99 5.11 5.25 5.39 5.54	4.60 4.69 4.78 4.88 4.99
26 27 28 29 30	4.59 4.47 4.37 4.27 4.18	65 66 67 68 69	5.50 5.64 5.79 5.94 6.10	4.91 4.97 5.03 5.09 5.14	5.70 5.87 6.06 6.26 6.47	5.09 5.21 5.33 5.46 5.59
Annual, Semi-annual, or quarterly payments under Option 2B are 11.839, 5.963, and 2.993 respectively times the monthly payments.		70 71 72 73 74	6.27 6.44 6.61 6.79 6.98	5.19 5.24 5.28 5.32 5.36	6.69 6.94 7.20 7.48 7.79	5.73 5.88 6.04 6.20 6.38
		75 76 77 78 79	7.16 7.35 7.54 7.72 7.91	5.38 5.41 5.43 5.45 5.46	8.11 8.47 8.84 9.25 9.69	6.56 6.75 6.96 7.17 7.39
		80 81 82 83 84 85 & over	8.08 8.25 8.41 8.56 8.71 8.83	5.48 5.49 5.49 5.50 5.50 5.51	10.17 10.68 11.23 11.82 12.46 13.14	7.64 7.88 8.13 8.43 8.70 8.99

17	M1797

Table for Settlement Options 2B, 3, 4, and 5 - FEMALE

(Monthly payments for each $1,000 of proceeds applied)

Option 2B Income for a Fixed Period		Age of Payee at Birthday Nearest	Option 3 Life Income with Guaranteed Period		Option 4 Life Income	Option 5 Life Income
Period of Years	Payment	Date of First Payment	10 Years	20 Years	without Refund	with Cash Refund
1 2 3 4 5	84.46 42.86 28.99 22.06 17.91	40 41 42 43 44	3.53 3.57 3.62 3.66 3.77	3.50 3.54 3.58 3.62 3.66	3.54 3.58 3.63 3.68 3.73	3.46 3.50 3.54 3.58 3.62
6 7 8 9 10	15.14 13.16 11.68 10.53 9.61	45 46 47 48 49	3.76 3.82 3.87 3.93 3.99	3.71 3.75 3.80 3.85 3.90	3.78 3.83 3.89 3.95 4.02	3.66 3.71 3.75 3.80 3.85
11 12 13 14 15	8.86 8.24 7.71 7.26 6.87	50 51 52 53 54	4.05 4.12 4.19 4.26 4.34	3.95 4.01 4.06 4.12 4.18	4.08 4.15 4.22 4.30 4.38	3.91 3.96 4.02 4.08 4.15
16 17 18 19 20	6.53 6.23 5.96 5.73 5.51	55 56 57 58 59	4.42 4.50 4.59 4.69 4.79	4.24 4.31 4.37 4.44 4.50	4.47 4.56 4.66 4.76 4.87	4.21 4.28 4.36 4.44 4.52
21 22 23 24 25	5.32 5.15 4.99 4.84 4.71	60 61 62 63 64	4.89 5.00 5.12 5.24 5.37	4.57 4.64 4.71 4.77 4.84	4.99 5.11 5.25 5.39 5.54	4.60 4.69 4.78 4.88 4.99
26 27 28 29 30	4.59 4.47 4.37 4.27 4.18	65 66 67 68 69	5.50 5.64 5.79 5.94 6.10	4.91 4.97 5.03 5.09 5.14	5.70 5.87 6.06 6.26 6.47	5.09 5.21 5.33 5.46 5.59
Annual, Semi-annual, or quarterly payments under Option 2B are 11.839, 5.963, and 2.993 respectively times the monthly payments.		70 71 72 73 74	6.27 6.44 6.61 6.79 6.98	5.19 5.24 5.28 5.32 5.36	6.69 6.94 7.20 7.48 7.79	5.73 5.88 6.04 6.20 6.38
		75 76 77 78 79	7.16 7.35 7.54 7.72 7.91	5.38 5.41 5.43 5.45 5.46	8.11 8.47 8.84 9.25 9.69	6.56 6.75 6.96 7.17 7.39
		80 81 82 83 84 85 & over	8.08 8.25 8.41 8.56 8.71 8.83	5.48 5.49 5.49 5.50 5.50 5.51	10.17 10.68 11.23 11.82 12.46 13.14	7.64 7.88 8.13 8.43 8.70 8.99

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29. DIVIDEND PROVISION

This certificate will be entitled to the share, if any, of the divisible surplus which we shall annually determine and apportion to it. We shall distribute any share as a dividend. However, we do not expect dividends to arise under this certificate.

You may elect to have any dividends paid or applied under one of the following options:

a)	Paid in cash:

b)	Applied to premium payments;

c)	Left with us to earn interest at the rate that we declare. This rate will not be less than 3.5% a year on amounts on deposit for full Certificate Years. You may make withdrawals on request.

d)	Used to purchase an amount of paid-up insurance, in addition to the Sum Insured. The amount will be determined on the same basis as the Paid-Up nonforfeiture benefit. This insurance will always have a cash value of at least the amount of the dividend used to purchase it.

Unless you have elected a different option, each dividend will be left under option d. You may elect to change the option. The election may be effective as to any dividend payable within 31 days before the election.

We will pay as part of the proceeds payable at the Participant’s death any unpaid or unapplied dividends and interest and any paid-up insurance, under option d or under a paid-up insurance rider, outstanding when the proceeds become payable.

19	M1997

Communications about this certificate may be sent to the Company at John Hancock Place, Boston, Massachusetts 02117.

Variable Life Insurance certificate

Flexible Premiums

Death Benefit payable at death of Participant

Eligible for dividends

Benefits, premiums, and the certificate class are shown in the Specifications of this certificate.

To the extent any benefit, payment, or value under this certificate (including the Account Value) is based on the investment experience of a Separate Account, such benefit, payment, or value may increase or decrease in accordance with the investment experience of the Separate Account and is not guaranteed as to fixed dollar amount. However, this certificate may provide a 5 Year Guaranteed Death Benefit Feature while this certificate is in full force during the first 5 years after the Date of Issue, provided premiums are paid and other conditions are met as described in Sections 6 and 7.

Right to Cancel—The Participant may surrender this certificate by delivering or mailing it to the Company at Boston, Massachusetts (or to the agent or agency office through which it was delivered) within 45 days after the date of Part A of the application, or within 10 days after receipt by the Participant of this certificate, or within 10 days after mailing by the Company of the Notice of Withdrawal Right, whichever is latest. Immediately on such delivery or mailing, this certificate shall be deemed void from the beginning. Any premium paid on this certificate will be refunded within 10 days after timely receipt from the Participant of appropriate written notice (including the surrendered certificate, if it has been delivered) exercising the rights described above.

94-98CNY	MBP97	Printed in U.S.A.